Supplement filed pursuant to Rule 253(g)(2)

File No. 024-11323

SUPPLEMENT DATED SEPTEMBER 16, 2021

TO OFFERING CIRCULAR DATED DECEMBER 31, 2020

WAVERLY LABS INC.

EXPLANATORY NOTE

This document supplements, and should be read in conjunction with, the Offering Circular dated December 31, 2020 (the “Offering Circular”) of Waverly Labs Inc. (the “Company”), as amended and supplemented. The Offering Circular is available Here. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to provide notice of (a) changes to the Offering Circular to provide new investors with bonus shares if they are members of the StartEngine OWNers bonus program; (b) the listing of the Company’s Series C Common Stock on StartEngine Secondary’s alternative trading system; and (c) the Company’s intention to terminate the offering described in the Offering Circular, on November 10, 2021, as qualified by reference to the description of the Company’s intentions below, and.

BONUS SHARES FOR STARTENGINE OWNERS

The following risk factor is hereby added to the Offering Circular:

We are offering a discount on our stock price to some investors in this offering.

We are offering Bonus Shares to investors in this offering for investments of $496.16 or more based on their Investment Amount and whether such investors participated in one of our prior Regulation CF Offerings, as described under “Plan of Distribution - Investor Perks” (“Investor Perk Bonus Shares”). We are also offering Investors in this offering who are members of the StartEngine OWNers bonus program (“StartEngine OWNers”)  a discount to the share price in this offering as described in “Bonus Shares for StartEngine OWNers,” which would result in the issuance of Bonus Shares (“StartEngine OWNers Bonus Shares,” and sometimes together with Investor Perk Bonus Shares, “Bonus Shares”). StartEngine OWNers shall receive the greater of the number of StartEngine Bonus Shares and the number of Investor Perk Bonus Shares to which they are entitled, however, shall not be entitled to both. Therefore, the value of shares of investors who pay the full price in this offering, or who do not receive Bonus Shares, will be immediately diluted by investments made by investors entitled Bonus Shares, who will pay less for their stake in the company.

The section titled “Plan of Distribution” commencing on page 14 of the Offering Circular is replaced in its entirety as follows:

PLAN OF DISTRIBUTION

Plan of Distribution

We are offering a maximum of 1,128,668 Series C Shares on a “best efforts” basis, plus certain bonus shares that may be issued as investor perks to certain investors who invest more than $496.16, and certain bonus shares that may be issued to StartEngine OWNers. We have engaged StartEngine Primary, LLC (“StartEngine Primary”) as our placement agent to assist in the placement of our securities in those states in which it is registered to undertake such activities, including soliciting potential investors on a best efforts basis. As such, StartEngine Primary is an "underwriter" within the meaning of Section 2(a)(11) of the Securities Act. StartEngine Primary is under no obligation to purchase any securities or arrange for the sale of any specific number or dollar amount of securities. Persons who desire information about the offering may find it at www.startengine.com. This Offering Circular will be furnished to prospective investors via download 24 hours per day, 7 days per week on the startengine.com website.

Commissions and Discounts

The following table shows the total discounts and commissions payable to StartEngine Primary in connection with this offering by us:

	Per Share	Total
Public offering price	$8.86	$9,999,998

Placement Agent commissions	$0.3101	$350,000

StartEngine Processing Fee	$0.3101	$350,000

Proceeds, before expenses	$8.24	$9,649,998

We shall also issue StartEngine Primary a number of Series C Shares, equal to 2% of the Series C Shares sold in this offering, rounded to the nearest whole share. If we raise the maximum amount in this offering, we would issue 22,574 Series C Shares to StartEngine Primary. The disposition of such shares by StartEngine, is subject to FINRA lockup restrictions pursuant to FINRA Rule 5110(e)(1), and pursuant to Exhibit A of the Posting Agreement, StartEngine has agreed on a lock up period of 180 days immediately following the date of the commencement of sales in this offering.

Other Terms

StartEngine Primary has also agreed to perform the following services in exchange for the compensation discussed above:

•	design, build, and create our campaign page,
•	provide us with a dedicated account manager and marketing consulting services,
•	provide a standard purchase agreement to execute between us and investors, which may be used at our option and
•	coordinate money transfers to us.

In addition to the commission described above, we will also pay $15,000 to StartEngine Primary for out of pocket accountable expenses paid prior to commencing. This fee will be used for the purpose of coordinating filings with regulators and conducting a compliance review of our offering. Any portion of this amount not expended and accounted for will be returned to us. Assuming the full amount of the offering is raised, we estimate that the total fees and expenses of the offering payable by us to StartEngine Primary will be approximately $715,000.

We shall also issue StartEngine Primary a number of Shares, equal to 2% of the Shares sold in this offering (excluding bonus shares), rounded to the nearest whole share. If we raise the maximum amount in this offering, we would issue 4,000 Shares to StartEngine Primary. The disposition of such shares by StartEngine, is subject to FINRA lockup restrictions pursuant to FINRA Rule 5110(e)(1), and pursuant to Exhibit A of the Posting Agreement, StartEngine has agreed on a lock up period of 180 days immediately following the date of the commencement of sales in this offering.

StartEngine Primary will charge you a non-refundable processing fee equal to 3.5% of the amount you invest at the time you subscribe for our securities, equivalent to $0.3101 per share. This fee will be refunded in the event we do not raise any funds in this offering.

StartEngine Primary uses an online platform provided by StartEngine Crowdfunding, Inc. (“StartEngine Crowdfunding”), an affiliate of StartEngine Primary, at the domain name www.startengine.com (the “Online Platform”) to provide technology tools to allow for the sales of securities in this offering. In addition, StartEngine Crowdfunding will assist with the facilitation of credit and debit card payments through the Online Platform. Fees for credit and debit card payments will be passed onto investors at cost and we will reimburse StartEngine Crowdfunding for transaction fees and return fees that it incurs for returns and chargebacks, pursuant to a Credit Card Services Agreement.

Bonus Shares; Discounted Price for Certain Investors

We are offering Bonus Shares to investors in this offering for investments of $496.16 or more based on their Investment Amount and whether such investors participated in one of our prior Regulation CF Offerings, as described under “Plan of Distribution - Investor Perks” (“Investor Perk Bonus Shares”). We are also offering Investors in this offering who are members of the StartEngine OWNers bonus program (“StartEngine OWNers”)  a discount to the share price in this offering as described in “Bonus Shares for StartEngine OWNers,” which would result in the issuance of Bonus Shares (“StartEngine OWNers Bonus Shares,” and sometimes together with Investor Perk Bonus Shares, “Bonus Shares”). Therefore, the value of shares of investors who pay the full price in this offering, or who do not receive Bonus Shares, will be immediately diluted by investments made by investors entitled to receive Bonus Shares.

StartEngine OWNers shall receive the greater of the number of StartEngine Bonus Shares and the number of Investor Perk Bonus Shares to which they are entitled, however, shall not be entitled to both.

The number of Bonus Shares, if any, to which an investor shall be entitled shall be calculated and provided to the investor before they submit their investment. Fractional shares will not be distributed and Bonus Shares will be determined by rounding down to the nearest whole share. The StartEngine processing fee will be assessed on the full share price of $8.86, and not the effective, post bonus, price. We will absorb the cost of the issuance of the Bonus Shares; to the extent any are issued, it will reduce the proceeds that the company receives.

Subscription Procedures

After the Offering Statement has been qualified by the Commission, we will accept tenders of funds to purchase Series C Shares. We may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date). Investors may subscribe by tendering funds via wire, credit or debit card, or ACH only, checks will not be accepted, to the escrow account to be setup by the Escrow Agent. Tendered funds will remain in escrow until a closing has occurred. StartEngine Crowdfunding will assist with the facilitation of credit and debit card payments through the Online Platform. We estimate that processing fees for credit card subscriptions will be approximately 3.5% of total funds invested per transaction, although credit card processing fees may fluctuate. We intend to pay these fees and will reimburse StartEngine Crowdfunding for transaction fees and return fees that it incurs for returns and chargebacks. We estimate that approximately 70% of the gross proceeds raised in this offering will be paid via credit card. This assumption was used in estimating the payment processing fees included in the total offering expenses set forth in “Use of Proceeds.” Upon closing, funds tendered by investors will be made available to us for our use.

The minimum investment in this offering is 56 Series C Shares, or $496.16, plus the StartEngine processing fee of 3.5%.

In order to invest you will be required to subscribe to the offering via the Online Platform and agree to the terms of the offering, Subscription Agreement, and any other relevant exhibit attached thereto.

Investors will be required to complete a subscription agreement in order to invest. The subscription agreement includes a representation by the investor to the effect that, if the investor is not an “accredited investor” as defined under securities law, the investor is investing an amount, including the StartEngine processing fee, that does not exceed the greater of 10% of his or her annual income or 10% of your net worth (excluding the investor’s principal residence).

We have entered into an Escrow Services Agreement with Prime Trust LLC (the “Escrow Agent”) and StartEngine Primary. Investor funds will be held by the Escrow Agent pending closing or termination of the offering.  All subscribers will be instructed by us or our agents to transfer funds by wire, credit or debit card, or ACH transfer directly to the escrow account established for this offering. We may terminate the offering at any time for any reason at our sole discretion. Investors should understand that acceptance of their funds into escrow does not necessarily result in their receiving shares; escrowed funds may be returned.

Prime Trust is not participating as an underwriter or placement agent or sales agent of this offering and will not solicit any investment in us, recommend our securities or provide investment advice to any prospective investor, and no communication through any medium, including any website, should be construed as such, or distribute this Offering Circular or other offering materials to investors. The use of Prime Trust’s technology should not be interpreted and is not intended as an endorsement or recommendation by it of us or this offering. All inquiries regarding this offering or escrow should be made directly to us.

In the event that we terminate the offering while investor funds are held in escrow, those funds will promptly be refunded to each investor without deduction or interest and in accordance with Rule 10b-9 under the Exchange Act.

Pursuant to our agreement with StartEngine Primary, 6% of the total funds received into escrow will be held back as a deposit hold in case of any ACH refunds or credit card chargebacks. The hold will remain in effect for 180 days following the close of the offering. 60 days after the close of the offering, 4% of the deposit hold will be released to us. The remaining 2% will be held for the final 120 days of the deposit hold. After such further 120 days, the remaining 2% will be released to us. Based on the assumed maximum amount that we might owe StartEngine Primary, we estimate the deposit hold could be for up to $600,000.

StartEngine Secure, will serve as transfer agent to maintain information for the holders of Series C Shares, on a book-entry basis. We will not issue shares in physical or paper form. Instead, our shares will be recorded and maintained on our stockholder register.

In the event that it takes some time for us to raise funds in this offering, we will rely on income from sales, funds raised in any offerings from accredited investors.

Forum Selection Provisions.

The subscription agreement provides that the State of New York, is the exclusive forum for all actions or proceedings relating to the subscription agreement. However, this exclusive forum provision does not apply to actions arising under the federal securities laws.

Inspection Rights

The subscription agreement provides a waiver for inspection rights granted under Delaware law. In addition, pursuant to our Certificate of Incorporation, the holders of Series C Shares, to the fullest extent permitted by applicable law, have no right to inspect or make copies of our stock ledger, receive a list of stockholders, or our other books and records. Delaware law specifies that stockholders have the right to inspect and to make copies and extracts from, our stock ledger, a list of our stockholders, and our other books and records, and the books and records of our subsidiaries, if any.  Delaware law specifies the circumstances and manner that these rights can be exercised, including requiring that the stockholder must provide under oath a proper purpose for the exercises of these rights.

Investor Perks

To encourage participation in this offering, we are providing specific perks for investors who invest a minimum of $496.16, which depend on the (1) the amount invested and (2) whether such investors have participated in one of our prior Regulation CF Offerings (“Existing Investors”). We are of the opinion that these perks do not have any cash value and do not alter the sales price or cost basis of the securities in this offering. Instead, the perks are a “thank you” to investors that help us achieve our mission. However, it is recommended that investors consult with a tax professional to fully understand any tax implications of receiving any perks before investing. The table below presents the investment level to receive the stated perk:

Investment Amount	Rewards
	First Time Investors	Existing Investors
$496.16 - $999	No perks	10% Bonus Shares
$1,000 - $2,499	• 50% off the retail price of one Ambassador Interpreter (cannot be combined with other discounts)	• 50% off the retail price of one Ambassador Interpreter (cannot be combined with other discounts) • 10% Bonus Shares
$2,500 - $4,999	• One free Ambassador Interpreter in your choice of available colors.	• One free Ambassador Interpreter in your choice of available colors. • 10% Bonus Shares
$5,000 - $9,999	• One free Ambassador Interpreter in your choice of available colors. • 5% Bonus Shares	• One free Ambassador Interpreter in your choice of available colors. • 15% Bonus Shares
$10,000+	• One free Ambassador Interpreter in your choice of available colors. • 10% Bonus Shares	• One free Ambassador Interpreter in your choice of available colors. • 20% Bonus Shares

Bonus Shares for StartEngine OWNers

Upon the filing of this Supplement, anyone who is a member of the StartEngine OWNers bonus program is entitled to 10% Bonus Shares and will receive 110 shares for every 100 shares they purchase during the remainder of this offering (the “OWNer Bonus”). Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share. The general public can become members of the StartEngine OWNers bonus program on StartEngine’s website for $275 per year.  Membership will auto renew every year. A member of the program can cancel their renewal at any time. Once the individual cancels, their membership will expire on the next anniversary of their membership. With the OWNer’s Bonus, the investor will earn 10% bonus shares on all investments they make in participating campaigns on StartEngine. StartEngine Crowdfunding, Inc. will determine whether an investor qualifies as a StartEngine OWNer. The StartEngine OWNers bonus will only apply to shares sold after the ffecitve date of this Supplement.

StartEngine OWNers shall receive the greater of the number of StartEngine Bonus Shares and the number of Investor Perk Bonus Shares to which they are entitled, however, shall not be entitled to both.

QUOTATION AGREEMENT

The Company has signed a quotation agreement with StartEngine Secondary, an alternative trading system, to allow for secondary trades of our Series C Common Stock. A copy of the quotation agreement is filed as Exhibit 6.3 to this Supplement.

The information in the offering circular, including, “Risk Factors” is qualified by reference to the following additional risk factors:

An active trading market may not develop or be sustained following this offering.

There has been no public market for our Series C Common Stock. While we have signed a quotation agreement to trade our Series C Common Stock on StartEngine Secondary’s new alternative trading system (the “ATS”), an active trading market for our Series C Common Stock may never develop or, if developed, may not be maintained. If an active market for our Series C Common Stock does not develop or is not maintained, it may be difficult for you to sell Series C Common Stock you purchase in this offering without depressing the market price for the Series C Common Stock or at all. An inactive trading market also may impair our ability to raise capital to continue to fund operations by selling shares. The lack of an active market also may reduce the fair market value of your Series C Common Stock.

We may at any time remove our Series C Common Stock from quotation on the ATS.

We may, at any time, remove our Series C Common Stock from quotation on the ATS, in which case, an active trading market may cease to exist.

The price of our shares of Series C Common Stock is likely to be volatile, and you could lose all or part of your investment.

The trading price of our shares of Series C Common Stock, if any, is likely to be volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume. In addition to the factors discussed in the “Risk Factors” section and elsewhere in this prospectus, these factors include, without limitation:

•	competition from existing technologies and products or new technologies and products that may emerge;

•	actual or anticipated variations in our operating results;

•	failure to meet the estimates and projections of the investment community or that we may otherwise provide to the public;

•	our cash position;

•	announcement or expectation of additional financing efforts;

•	issuances of debt or equity securities;

•	actual or anticipated fluctuations in our competitors’ operating results or changes in their respective growth rates;

•	sales of our shares of Series C Common Stock by us, or our stockholders in the future;

•	trading volume of our shares of Series C Common Stock on ATS;

•	market conditions in our industry;

•	overall performance of the equity markets and general political and economic conditions;

•	introduction of new products or services by us or our competitors;

•	additions or departures of key management, scientific or other personnel;

•	publication of research reports about us or our industry or positive or negative recommendations or withdrawal of research coverage by securities or industry analysts;

• •	changes in the market valuation of similar companies; Failure to successfully market and sell our products

•	disputes or other developments related to intellectual property and other proprietary rights;

•	significant lawsuits, including stockholder litigation; and

•	other events or factors, many of which are beyond our control.

Furthermore, the public equity markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of our shares of Series C Common Stock. If the market price of our shares of Series C Common Stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

OFFERING TERMINATION DATE

The Company intends to terminate the offering for its Series C Shares described in the Offering Circular. No further subscriptions will be accepted for the current offering after November 10, 2021 (the “Termination Date”). Subscriptions in the offering will be accepted up to that date and processed as promptly as possible. None of the terms of the offering have been changed. In addition, as described in the Offering Circular, the Company retains the right to continue the offering beyond the Termination Date, in its sole discretion.

Exhibits

6.3       Quotation Agreement